

Fourth Quarter 2016
Earnings Release and Supplemental Information





TOR1 Data Center
Vaughan, ON

DuPont Fabros Technology, Inc.
401 9th Street, NW, Suite 600
Washington, D.C. 20004
(202) 728-0044
www.dft.com
NYSE: DFT

Investor Relations Contacts:

Jeffrey H. Foster   Steven Rubis
Chief Financial Officer   Vice President, Investor Relations
jfoster@dft.com   srubis@dft.com
(202) 478-2333   (202) 478-2330



Fourth Quarter 2016 Results

Table of Contents

Note: This press release supplement contains certain non-GAAP financial measures that we believe are helpful in understanding our business, as further discussed within this press release supplement. These financial measures, which include NAREIT Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Net Operating Income, Cash Net Operating Income, NAREIT Funds From Operations per share, Normalized Funds From Operations per share and Adjusted Funds From Operations per share, should not be considered as an alternative to net income, operating income, earnings per share or any other GAAP measurement of performance or as an alternative to cash flows from operating, investing or financing activities. Furthermore, these non-GAAP financial measures are not intended to be a measure of cash flow or liquidity. Information included in this supplemental package is unaudited.




NEWS


DUPONT FABROS TECHNOLOGY, INC. REPORTS FOURTH QUARTER 2016 RESULTS
Record leasing of 50.93 megawatts in 2016
Double digit Revenue, Normalized FFO per share and AFFO per share growth
2017 Guidance issued - Normalized FFO per share growth 11% at midpoint

WASHINGTON, DC, - February 23, 2017 - DuPont Fabros Technology, Inc. (NYSE: DFT) announces results for the quarter and full year ended December 31, 2016. All per share results are reported on a fully diluted basis.

Highlights

- As of February 23, 2017, our operating portfolio was 99% leased and commenced as measured by critical load (in megawatts, or "MW") and computer room square feet ("CRSF"), and 29% of our properties in development have been pre-leased.

- Quarterly Highlights:

    - Double digit growth rates versus prior year quarter:
        - Revenue: +22%
        - Normalized Funds from Operations ("FFO") per share: +23%
        - Adjusted FFO ("AFFO") per share: +30%

    - Placed ACC7 Phase IV, totaling 8.2 MW and 52,000 CRSF, into service 49% leased based on critical load.

    - Placed CH2 Phase IV, totaling 1.20 MW and 7,375 CRSF, into service 100% leased.

    - Commenced development of TOR1 Phase IA totaling 6.0 MW and CH3 Phase I totaling 13.6 MW.

    - Executed one pre-lease with a new logo totaling 2.88 MW and 18,000 CRSF with a lease term of 5.0 years.

    - Extended the term of one lease, totaling 1.30 MW and 13,696 CRSF, by 2.0 years.

- First Quarter 2017 highlight to date:

    - Executed one lease at ACC7 Phase IV totaling 4.20 MW and 25,686 CRSF with a lease term of 7.0 years. ACC7 is now 100% leased and commenced based on critical load.

"Financial results for 2016 were outstanding. We exceeded the midpoint of our initial Normalized FFO per share guidance while issuing almost $300 million of equity not contemplated in our original guidance. We also strengthened our balance sheet and lowered our cost of capital" said Christopher Eldredge, President and Chief Executive Officer of DFT. "2017 will be a year of robust development for the Company, and we are bullish on our pre-leasing prospects given the strength of our sales funnel."

Fourth Quarter 2016 Results

For the quarter ended December 31, 2016, earnings were $0.44 per share compared to a loss of $1.23 per share in the fourth quarter of 2015, which included an impairment charge recorded in 2015 of $1.52 per share for the NJ1 data center. Excluding this charge, earnings increased $0.15 per share year over year, which was primarily due to new leases that commenced in the fourth quarter of 2015 and in 2016 and lower preferred stock dividends, partially offset by the dilution from the issuance of common stock in the first quarter of 2016. For the quarter-ended December 31, 2016, revenues were $141.7 million, an increase of 22%, or $25.8 million, over the fourth quarter of 2015. The increase in revenues was primarily due to new leases commencing and higher à la carte project revenue.

For the quarters ended December 31, 2016 and 2015, there were no differences between NAREIT FFO and Normalized FFO, each of which excluded the impairment charge for NJ1 that was recorded in 2015.

Both NAREIT FFO and Normalized FFO for the quarter ended December 31, 2016 were $0.75 per share compared to $0.61 per share for the fourth quarter of 2015. NAREIT FFO and Normalized FFO both increased $0.14 per share, or 23%, from the prior year quarter primarily due to the following:

- Increased operating income excluding depreciation of $0.19 per share primarily due to new leases commencing and

- Lower preferred stock dividends of $0.04 per share due to the lower amount of preferred shares outstanding and lower dividend rate, partially offset by

- Increased interest expense of $0.01 per share primarily due to increased LIBOR rates and

- Dilution of $0.08 per share from the issuance of common equity in the first quarter of 2016.

AFFO for the quarter ended December 31, 2016 was $0.78 per share compared to $0.60 per share in the fourth quarter of 2015. AFFO increased $0.18 per share, or 30%, from the prior year quarter primarily due to the following:

- Increased Normalized FFO of $0.14 per share,

- An increase in the add-back of straight-line revenues of $0.01 per share,

- An increase in the add-back of stock-based compensation of $0.01 per share and

- A decrease in the subtraction of capitalized leasing commissions of $0.02 per share due to lower leasing volumes in the fourth quarter of 2016.

Full Year 2016 Results

For the year ended December 31, 2016, earnings were $1.67 per share compared to loss of $0.40 per share in 2015. The increase in earnings per share was partially due to:

- A 2015 impairment charge on the NJ1 data center of $1.52 per share,

- A 2016 gain on sale of our NJ1 data center of $0.26 per share and,

- A 2015 charge of $0.07 per share for the severance expense and equity accelerations associated with the departure of our former CEO, partially offset by

- A 2016 write-off of issuance costs associated with the redemption of preferred shares of $0.15 per share,

- A 2016 loss on early extinguishment of debt of $0.01 per share and

- Severance costs and equity accelerations in 2016 for the NJ1 employees of $0.01 per share.

Excluding these items, earnings increased $0.39 per share year over year, which was primarily due to new leases that commenced in 2015 and 2016 and lower preferred stock dividends, partially offset by dilution from the issuance of common stock in the first quarter of 2016 and higher interest expense. Revenues increased 17%, or $76.3 million, to $528.7 million for 2016 versus 2015. The increase in revenues was primarily due to new leases that commenced.

NAREIT FFO excludes the impairment charge on NJ1 in 2015 and the gain on sale of NJ1 in 2016 and was $2.63 per share for 2016 compared to $2.39 per share for 2015. The increase was primarily due to the severance expense and equity accelerations in 2015 associated with the departure of our former CEO and the items discussed below for Normalized FFO, partially offset by the write-off of issuance costs associated with the redemption of preferred shares, the loss on early extinguishment of debt and the severance costs and equity accelerations for the NJ1 employees.

Normalized FFO excludes the impairment charge on NJ1, the gain on sale of NJ1, the severance costs and equity accelerations of the NJ1 employees and our former CEO, the write-off associated with our redeemed preferred shares and the loss on early extinguishment of debt. Normalized FFO for the year ended December 31, 2016 was $2.80 per share compared to $2.46 per share for 2015. Normalized FFO increased $0.34 per share, or 14%, from the prior year primarily due to the following:

- Increased operating income excluding depreciation of $0.58 per share primarily due to new leases commencing and

- Lower preferred stock dividends of $0.08 per share due to the lower amount of preferred shares outstanding and lower dividend rate, partially offset by

- Increased interest expense of $0.09 per share primarily due to increased LIBOR rates, a higher level of outstanding debt related to development financing and lower capitalized interest and

- Dilution of $0.23 per share from the issuance of common equity in the first quarter of 2016.

AFFO for the year ended December 31, 2016 was $2.82 per share compared to $2.64 per share in 2015. AFFO increased $0.18 per share, or 7%, from the prior year primarily due to the following:

- Increased Normalized FFO of $0.34 per share,

- Increased add-back of compensation paid with Company common shares of $0.01 per share and

- Increased amortization of deferred financing costs of $0.01 per share, partially offset by

- A decrease in the add-back of straight-line revenues of $0.16 per share primarily resulting from 2015 collections from Net Data Centers that were not applied to revenue and higher straight-line revenues at ACC2 in 2015 versus 2016 and

- Increased capital expenditures at our operating data center facilities of $0.02 per share primarily related to ACC2 enhancements.

Portfolio Update

During the fourth quarter 2016, we executed a pre-lease at Phase I of ACC9 with a new customer totaling 2.88 MW and 18,000 CRSF with a lease term of 5.0 years. This lease is expected to commence in the second quarter of 2017 upon the opening of ACC9 Phase I.

We also extended the term of one lease at VA3 totaling 1.30 MW and 13,696 CRSF. The lease term was extended by 2.0 years commencing July 1, 2017, and compared to the cash rental rate in effect when the extension was executed, cash base rent will increase 4.0% upon the expiration of the original lease term. GAAP base rent increased 5.8% immediately.

In 2016, we:

- Executed 14 new leases, including one with a new customer, with a weighted average lease term of 12.2 years, totaling 50.93 MW and 267,662 CRSF, which are expected to generate approximately $63.3 million of annualized GAAP base rent revenue, which is equivalent to a GAAP rate of $104 per kW per month. These leases are expected to generate approximately $79.4 million of GAAP annualized revenue, which includes estimated amounts of operating expense recoveries, net of recovery of metered power, which results in a GAAP rate of $130 per kW per month.

- Commenced 16 leases totaling 46.42 MW and 258,854 CRSF.

- Extended the term of eight leases totaling 7.97 MW and 54,139 CRSF by a weighted average of 2.3 years. Compared to the rates in effect when each of the extensions was executed, cash base rents will be an average of 3.1% higher upon the expiration of the original lease terms. GAAP base rents will be an average of 3.6% higher immediately. The average GAAP base rent rate related to these extensions was $115 per kW per month, and including operating expense recoveries, was $143 per kW per month.

Development Update

Below is a summary of our five projects currently under development:

Data Center Phase	Critical Load Capacity (MW)	Anticipated Placed in Service Date	Percentage Pre-Leased CRSF / Critical Load
ACC9 Phase I	14.4	Q2 2017	20% / 20%
ACC9 Phase II	14.4	Q3 2017	—
SC1 Phase III	16.0	Q3 2017	100% / 100%
TOR1 Phase IA	6.0	Q4 2017	—
CH3 Phase I	13.6	Q1 2018	—
	64.4		

TOR1 Phase I will be constructed with our new 4.0 design which will allow customers to customize power density and resiliency within their computer rooms. We are finishing out only 6.0 MW of the 18.0 MW of Phase I, which is anticipated to be placed in service in the fourth quarter of 2017. The remaining 12.0 MW of Phase I will be available for customers to select customized configurations, and will be placed in service as our customers select designs and computer rooms are finished out.

We have also commenced construction of the shell portion of ACC10, which will allow us to expedite delivery of this data center when demand warrants.

Balance Sheet and Liquidity

As of February 23, 2017, we have $107.1 million in borrowings under our revolving credit facility, leaving $642.9 million available for additional borrowings.

Dividend

Our fourth quarter 2016 dividend of $0.50 per share was paid on January 17, 2017 to shareholders of record as of December 30, 2016. This dividend payment was an increase of 6.4% over the third quarter 2016 dividend. The first quarter 2017 dividend of $0.50 per share has been declared by the Board of Directors and will be payable on April 17, 2017 to shareholders of record as of April 3, 2017. The anticipated 2017 annualized dividend of $2.00 per share represents an estimated AFFO payout ratio of 62% and a yield of approximately 4.0% based on our current stock price.

First Quarter and Full Year 2017 Guidance

Our GAAP earnings per share guidance for 2017 is $1.75 to $1.95 per share and for the first quarter of 2017 is $0.45 to $0.47 per share.

We are establishing our 2017 Normalized FFO guidance range at $3.00 to $3.20 per share. Key assumptions included in this guidance are:

- The low end of the range assumes $0.01 per share from speculative leases that commence in 2017 and the high end assumes $0.19 per share from speculative leases that commence in 2017.

- Opening ACC9 Phase I in Q2 2017, ACC9 Phase II in Q3 2017, SC1 Phase III in Q3 2017 and TOR1 Phase IA in Q4 2017.

The midpoint of our 2017 Normalized FFO guidance range is $3.10 per share, which is $0.30 higher than our 2016 Normalized FFO per share of $2.80, an increase of 11%. This is due to the following assumptions:

- Increased operating income excluding depreciation and general and administrative expenses of $0.42 per share which includes $0.31 per share from leases already executed and $0.09 per share from speculative leases in 2017 and

- Decreased preferred stock dividends of $0.08 per share from the preferred stock refinancings completed in 2016 partially offset by

- Increased interest expense of $0.09 per share due to increased borrowings to fund our developments and higher rates partially offset by higher capitalized interest,

- Dilution from our 2016 common stock offering of $0.08 per share and

- Increased general and administrative expenses of $0.03 per share from continued investments in personnel to execute our strategic plan.

Our Normalized FFO guidance range is $0.76 to $0.78 per share for the first quarter of 2017. The midpoint of this range is $0.77 per share which is $0.02 higher than the fourth quarter of 2016. This is due to lower interest expense due to higher capitalized interest.

The assumptions underlying our guidance can be found on the last page of this earnings release.

Fourth Quarter 2016 Conference Call and Webcast Information

We will host a conference call to discuss these results today, Thursday, February 23, 2017 at 10:00 a.m. ET. To access the live call, please visit the Investor Relations section of our website at www.dft.com or dial 1-844-420-8189 (domestic) or 1-478-219-0833 (international) and entering the conference ID #51465892. A replay will be available for seven days by dialing 1-855-859-2056 (domestic) or 1-404-537-3406 (international) and entering the conference ID #51465892. The webcast will be archived on our website for one year at www.dft.com on the Presentations & Webcasts page.

About DuPont Fabros Technology, Inc.

DuPont Fabros Technology, Inc. (NYSE: DFT) is a leading owner, developer, operator and manager of enterprise-class, carrier neutral, multi-tenant wholesale data centers. The Company's facilities are designed to offer highly specialized, efficient and safe computing environments in a low-cost operating model. The Company's customers outsource their mission critical applications and include national and international enterprises across numerous industries, such as technology, Internet content providers, media, communications, cloud-based, healthcare and financial services. The Company's 11 data centers are located in three major U.S. markets, which total 3.3 million gross square feet and 287 megawatts of available critical load to power the servers and computing equipment of its customers. The Company is in the process of expanding into two new markets. DuPont Fabros Technology, Inc., a real estate investment trust (REIT), is headquartered in Washington, DC. For more information, please visit www.dft.com.

Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements include expectations regarding future events, results and trends and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. We face many risks that could cause our actual performance to differ materially from the results contemplated by our forward-looking statements, including, without limitation, the risk that the assumptions underlying our full year and first quarter 2017 guidance are not realized, the risks related to the leasing of available space to third-party customers, including delays in executing new leases, failure to negotiate leases on terms that will enable us to achieve our expected returns and declines in rental rates at new and existing facilities, risks related to the collection of accounts and notes receivable, the risk that we may be unable to obtain new financing on favorable terms to facilitate, among other things, future development projects, the risks commonly associated with the acquisition of development sites, construction and development of new facilities (including delays and/or cost increases associated with the completion of new developments), risks relating to obtaining required permits and compliance with permitting, zoning, land-use and environmental requirements, the risk that we will not declare and pay dividends as anticipated for future periods and the risk that we may not be able to maintain our qualification as a REIT for federal tax purposes. The periodic reports that we file with the Securities and Exchange Commission, including the annual report on Form 10-K for the year ended December 31, 2015 and the quarterly reports for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 contain detailed descriptions of these and many other risks to which we are subject. These reports are available on our website at www.dft.com. Because of the risks described above and other unknown risks, our actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by our forward-looking statements. The information set forth in this news release represents our expectations and intentions only as of the date of this press release. We assume no responsibility to issue updates to the contents of this press release.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,	
	2016	**2015**	**2016**	**2015**
	(unaudited)	(unaudited)		
Revenues:				
Base rent	$ 90,513	$ 77,539	$ 345,022	$ 298,585
Recoveries from tenants	44,904	36,527	169,668	139,537
Other revenues	6,271	1,857	14,011	14,278
Total revenues	141,688	115,923	528,701	452,400
Expenses:				
Property operating costs	40,962	35,689	154,064	130,051
Real estate taxes and insurance	4,069	4,948	20,180	21,335
Depreciation and amortization	28,122	26,399	107,781	104,044
General and administrative	6,710	4,831	23,043	18,064
Impairment on investment in real estate	—	122,472	—	122,472
Other expenses	5,439	1,107	11,781	16,859
Total expenses	85,302	195,446	316,849	412,825
Operating income (loss)	56,386	(79,523)	211,852	39,575
Interest:				
Expense incurred	(12,227)	(11,519)	(48,294)	(40,510)
Amortization of deferred financing costs	(932)	(911)	(3,712)	(3,151)
Gain on sale of real estate	—	—	22,833	—
Loss on early extinguishment of debt	—	—	(1,232)	—
Net income (loss)	43,227	(91,953)	181,447	(4,086)
Net (income) loss attributable to redeemable noncontrolling interests – operating partnership	(6,159)	18,894	(24,248)	5,993
Net income (loss) attributable to controlling interests	37,068	(73,059)	157,199	1,907
Preferred stock dividends	(3,334)	(6,812)	(20,739)	(27,245)
Issuance costs associated with redeemed preferred stock	—	—	(12,495)	—
Net income (loss) attributable to common shares	$ 33,734	$ (79,871)	$ 123,965	$ (25,338)
Earnings per share – basic:				
Net income (loss) attributable to common shares	$ 0.45	$ (1.23)	$ 1.69	$ (0.40)
Weighted average common shares outstanding	75,356,853	65,164,060	73,003,164	65,184,013
Earnings per share – diluted:				
Net income (loss) attributable to common shares	$ 0.44	$ (1.23)	$ 1.67	$ (0.40)
Weighted average common shares outstanding	76,122,581	65,164,060	73,839,036	65,184,013
Dividends declared per common share	$ 0.50	$ 0.47	$ 1.91	$ 1.73

DUPONT FABROS TECHNOLOGY, INC.
RECONCILIATIONS OF NET INCOME TO NAREIT FFO, NORMALIZED FFO AND AFFO [1]
(unaudited and in thousands except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,	
	2016	**2015**	**2016**	**2015**
Net income (loss)	$ 43,227	$ (91,953)	$ 181,447	$ (4,086)
Depreciation and amortization	28,122	26,399	107,781	104,044
Less: Non real estate depreciation and amortization	(183)	(197)	(798)	(700)
Impairment on investment in real estate	—	122,472	—	122,472
Gain on sale of real estate	—	—	(22,833)	—
NAREIT FFO	71,166	56,721	265,597	221,730
Preferred stock dividends	(3,334)	(6,812)	(20,739)	(27,245)
Issuance costs associated with redeemed preferred shares	—	—	(12,495)	—
NAREIT FFO attributable to common shares and common units	67,832	49,909	232,363	194,485
Severance expense and equity acceleration	—	—	891	6,124
Loss on early extinguishment of debt	—	—	1,232	—
Issuance costs associated with redeemed preferred shares	—	—	12,495	—
Normalized FFO attributable to common shares and common units	67,832	49,909	246,981	200,609
Straight-line revenues, net of reserve	1,081	14	(93)	13,424
Amortization and write-off of lease contracts above and below market value	(91)	(117)	(411)	(880)
Compensation paid with Company common shares	1,726	1,313	6,597	5,268
Non real estate depreciation and amortization	183	197	798	700
Amortization of deferred financing costs	932	911	3,712	3,151
Improvements to real estate	(871)	(1,026)	(4,843)	(3,459)
Capitalized leasing commissions	(243)	(2,174)	(3,877)	(4,200)
AFFO attributable to common shares and common units	$ 70,549	$ 49,027	$ 248,864	$ 214,613
NAREIT FFO attributable to common shares and common units per share – diluted	$ 0.75	$ 0.61	$ 2.63	$ 2.39
Normalized FFO attributable to common shares and common units per share – diluted	$ 0.75	$ 0.61	$ 2.80	$ 2.46
AFFO attributable to common shares and common units per share – diluted	$ 0.78	$ 0.60	$ 2.82	$ 2.64
Weighted average common shares and common units outstanding – diluted	89,977,589	81,369,758	88,288,509	81,414,764

(1) Funds from operations, or FFO, is used by industry analysts and investors as a supplemental operating performance measure for REITs. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. FFO, as defined by NAREIT, represents net income determined in accordance with GAAP, excluding extraordinary items as defined under GAAP, impairment charges on depreciable real estate assets and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We also present FFO attributable to common shares and OP units, which is FFO excluding preferred stock dividends. FFO attributable to common shares and OP units per share is calculated on a basis consistent with net income attributable to common shares and OP units and reflects adjustments to net income for preferred stock dividends.

We use FFO as a supplemental performance measure because, in excluding real estate-related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO may be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes real estate related depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited.

While FFO is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating FFO and, accordingly, FFO as disclosed by such other REITs may not be comparable to our FFO. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations. FFO should not be considered as an alternative to net income or to cash flow from operating activities (each as computed in accordance with GAAP) or as an indicator of our liquidity, nor is it indicative of funds available to meet our cash needs, including our ability to pay dividends or make distributions.

We present FFO with adjustments to arrive at Normalized FFO. Normalized FFO is FFO attributable to common shares and units excluding severance expense and equity accelerations, gain or loss on early extinguishment of debt, gain or loss on derivative instruments and write-offs of original issuance costs for redeemed preferred shares. We also present FFO with supplemental adjustments to arrive at Adjusted FFO ("AFFO"). AFFO is Normalized FFO excluding straight-line revenue, compensation paid with Company common shares, below market lease amortization and write-offs net of above market lease amortization and write-offs, non real estate depreciation and amortization, amortization of deferred financing costs, improvements to real estate and capitalized leasing commissions. AFFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, AFFO may not be comparable to similarly titled measurements employed by other companies. We use AFFO in management reports to provide a measure of REIT operating performance that can be compared to other companies using AFFO.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	December 31, 2016	December 31, 2015
ASSETS		
Income producing property:		
Land	$ 105,890	$ 94,203
Buildings and improvements	3,018,361	2,736,936
	3,124,251	2,831,139
Less: accumulated depreciation	(662,183)	(560,837)
Net income producing property	2,462,068	2,270,302
Construction in progress and property held for development	330,983	300,939
Net real estate	2,793,051	2,571,241
Cash and cash equivalents	38,624	31,230
Rents and other receivables, net	11,533	9,588
Deferred rent, net	123,058	128,941
Lease contracts above market value, net	5,138	6,029
Deferred costs, net	25,776	23,774
Prepaid expenses and other assets	41,284	44,689
Total assets	$ 3,038,464	$ 2,815,492
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Line of credit	$ 50,926	$ —
Mortgage notes payable, net of deferred financing costs	110,733	114,075
Unsecured term loan, net of deferred financing costs	249,036	249,172
Unsecured notes payable, net of discount and deferred financing costs	837,323	834,963
Accounts payable and accrued liabilities	36,909	32,301
Construction costs payable	56,428	22,043
Accrued interest payable	11,592	11,821
Dividend and distribution payable	46,352	43,906
Lease contracts below market value, net	2,830	4,132
Prepaid rents and other liabilities	78,232	67,477
Total liabilities	1,480,361	1,379,890
Redeemable noncontrolling interests – operating partnership	591,101	479,189
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.001 par value, 50,000,000 shares authorized:		
Series A cumulative redeemable perpetual preferred stock, no shares issued and outstanding at December 31, 2016 and 7,400,000 shares issued and outstanding at December 31, 2015	—	185,000
Series B cumulative redeemable perpetual preferred stock, no shares issued and outstanding at December 31, 2016 and 6,650,000 shares issued and outstanding at December 31, 2015	—	166,250
Series C cumulative redeemable perpetual preferred stock, 8,050,000 shares issued and outstanding at December 31, 2016 and no shares issued and outstanding at December 31, 2015	201,250	—
Common stock, $.001 par value, 250,000,000 shares authorized, 75,914,763 shares issued and outstanding at December 31, 2016 and 66,105,650 shares issued and outstanding at December 31, 2015	76	66
Additional paid in capital	766,732	685,042
Retained earnings (Accumulated deficit)	—	(79,945)
Accumulated other comprehensive loss	(1,056)	—
Total stockholders' equity	967,002	956,413
Total liabilities and stockholders' equity	$ 3,038,464	$ 2,815,492

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve months ended December 31,	
	2016	2015
Cash flow from operating activities		
Net income (loss)	$ 181,447	$ (4,086)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation and amortization	107,781	104,044
Impairment on investment in real estate	—	122,472
Gain on sale of real estate	(22,833)	—
Loss on early extinguishment of debt	1,232	—
Straight-line revenues, net of reserve	(93)	13,424
Amortization of deferred financing costs	3,712	3,151
Amortization and write-off of lease contracts above and below market value	(411)	(880)
Compensation paid with Company common shares	6,597	9,303
Changes in operating assets and liabilities		
Rents and other receivables	(1,884)	(1,475)
Deferred costs	(3,892)	(4,233)
Prepaid expenses and other assets	(2,196)	4,901
Accounts payable and accrued liabilities	4,546	5,053
Accrued interest payable	(229)	1,062
Prepaid rents and other liabilities	16,185	2,285
Net cash provided by operating activities	289,962	255,021
Cash flow from investing activities		
Net proceeds from sale of real estate	123,545	—
Investments in real estate – development	(294,764)	(217,339)
Acquisition of real estate	(53,105)	(8,600)
Acquisition of real estate – related party	(20,168)	—
Interest capitalized for real estate under development	(10,380)	(11,564)
Improvements to real estate	(4,843)	(3,459)
Additions to non-real estate property	(1,270)	(753)
Net cash used in investing activities	(260,985)	(241,715)
Cash flow from financing activities		
Line of credit:		
Proceeds	135,899	120,000
Repayments	(85,000)	(180,000)
Mortgage notes payable:		
Repayments	(3,750)	—
Unsecured notes payable:		
Proceeds	—	248,012
Payments of financing costs	(5,866)	(4,740)
Issuance of common stock, net of offering costs	275,470	—
Issuance of preferred stock, net of offering costs	194,252	—
Redemption of preferred stock	(351,250)	—
Equity compensation proceeds	7,623	249
Common stock repurchases	—	(31,912)
Dividends and distributions:		
Common shares	(137,076)	(110,126)
Preferred shares	(24,824)	(27,245)
Redeemable noncontrolling interests – operating partnership	(27,061)	(25,912)
Net cash used in financing activities	(21,583)	(11,674)
Net increase in cash and cash equivalents	7,394	1,632
Cash and cash equivalents, beginning of period	31,230	29,598
Cash and cash equivalents, ending of period	$ 38,624	$ 31,230
Supplemental information:		
Cash paid for interest, net of amounts capitalized	$ 48,871	$ 39,509
Deferred financing costs capitalized for real estate under development	$ 629	$ 737
Construction costs payable capitalized for real estate under development	$ 56,428	$ 22,043
Redemption of operating partnership units	$ 64,169	$ 9,544
Adjustments to redeemable noncontrolling interests – operating partnership	$ 178,757	$ 8,105

DUPONT FABROS TECHNOLOGY, INC.

Operating Properties
As of January 1, 2017

Property	Property Location	Year Built/ Renovated	Gross Building Area (2)	Computer Room Square Feet ("CRSF") (2)	CRSF % Leased (3)	CRSF % Commenced (4)	Critical Load MW (5)	Critical Load % Leased (3)	Critical Load % Commenced (4)
Stabilized (1)									
ACC2	Ashburn, VA	2001/2005	87,000	53,000	100%	100%	10.4	100%	100%
ACC3	Ashburn, VA	2001/2006	147,000	80,000	100%	100%	13.9	100%	100%
ACC4	Ashburn, VA	2007	347,000	172,000	100%	100%	36.4	97%	97%
ACC5	Ashburn, VA	2009-2010	360,000	176,000	99%	99%	36.4	100%	100%
ACC6	Ashburn, VA	2011-2013	262,000	130,000	100%	100%	26.0	100%	100%
ACC7 (6)	Ashburn, VA	2014-2016	446,000	238,000	87%	87%	41.6	90%	90%
CH1	Elk Grove Village, IL	2008-2012	485,000	231,000	100%	100%	36.4	100%	100%
CH2	Elk Grove Village, IL	2015-2016	328,000	158,000	95%	95%	26.8	95%	95%
SC1 Phases I-II	Santa Clara, CA	2011-2015	360,000	173,000	100%	100%	36.6	100%	100%
VA3	Reston, VA	2003	256,000	147,000	94%	94%	13.0	95%	95%
VA4	Bristow, VA	2005	230,000	90,000	100%	100%	9.6	100%	100%
Total Operating Properties			3,308,000	1,648,000	97%	97%	287.1	97%	97%

(1) Stabilized operating properties are either 85% or more leased and commenced or have been in service for 24 months or greater.

(2) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers.

(3) Percentage leased is expressed as a percentage of CRSF or critical load, as applicable, that is subject to an executed lease. Leases executed as of January 1, 2017 represent $371 million of base rent on a GAAP basis and $379 million of base rent on a cash basis over the next twelve months. Both amounts include $19 million of revenue from management fees over the next twelve months.

(4) Percentage commenced is expressed as a percentage of CRSF or critical load, as applicable, where the lease has commenced under GAAP.

(5) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of megawatt, or MW, or kilowatt, or kW (One MW is equal to 1,000 kW).

(6) As of February 23, 2017, ACC7 is 100% leased and commenced based on critical load and 98% leased and commenced based on CRSF.

DUPONT FABROS TECHNOLOGY, INC.

Lease Expirations
As of January 1, 2017

The following table sets forth a summary schedule of lease expirations at our operating properties for each of the ten calendar years beginning with 2017. The information set forth in the table below assumes that customers exercise no renewal options and takes into account customers' early termination options in determining the life of their leases under GAAP.

Year of Lease Expiration	Number of Leases Expiring (1)	CRSF of Expiring Commenced Leases (in thousands) (2)	% of Leased CRSF	Total kW of Expiring Commenced Leases (2)	% of Leased kW	% of Annualized Base Rent (3)
2017 (4)	3	19	1.2%	3,846	1.4%	1.6%
2018	20	177	11.1%	33,448	12.0%	12.6%
2019	26	330	20.7%	57,404	20.4%	22.0%
2020	15	182	11.4%	31,754	11.4%	11.7%
2021	16	284	17.8%	50,092	17.9%	17.3%
2022	10	140	8.8%	24,509	8.8%	8.9%
2023	8	92	5.8%	13,305	4.7%	4.3%
2024	8	112	7.0%	19,279	6.9%	6.8%
2025	4	47	2.9%	7,750	2.8%	3.4%
2026	6	50	3.1%	10,134	3.6%	4.0%
After 2026	8	164	10.2%	28,244	10.1%	7.4%
Total	124	1,597	100%	279,765	100%	100%

(1) Represents 32 customers with 124 lease expiration dates. One additional customer has executed a pre-lease at ACC9 and will be our 33rd customer.
(2) CRSF is that portion of gross building area where customers locate their computer servers. One MW is equal to 1,000 kW.
(3) Annualized base rent represents the monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of January 1, 2017.
(4) A customer at ACC4 whose lease expires on July 31, 2017 has informed us that they do not intend to renew this lease. This lease is for 1.14 MW and 5,400 CRSF. Additionally, a customer at ACC6, whose lease expires on August 31, 2017, has informed us that they do not intend to renew this lease. This lease is for 0.54 MW and 2,523 CRSF. These leases total 0.9% of Annualized Base Rent. We are marketing these computer rooms for re-lease.

Leasing Statistics - New Leases

Period	Number of Leases	Total CRSF Leased (1)	Total MW Leased (1)
Q4 2016	1	18,000	2.88
Q3 2016	2	16,319	2.42
Q2 2016	4	72,657	12.52
Q1 2016	7	160,686	33.11
Trailing Twelve Months	14	267,662	50.93
Q4 2015	12	193,373	32.37

Leasing Statistics - Renewals

Period	Number of Renewals	Total CRSF Renewed (1)	Total MW Renewed (1)	GAAP Rent change (2)	Cash Rent Change (2)
Q4 2016	1	13,696	1.30	5.8%	4.0%
Q3 2016	2	16,400	3.41	1.2%	3.0%
Q2 2016	4	21,526	2.72	3.5%	2.9%
Q1 2016	1	2,517	0.54	14.9%	3.0%
Trailing Twelve Months	8	54,139	7.97		
Q4 2015	1	8,461	1.49	(2.1)%	(10.0)%

Booked Not Billed
($ in thousands)

The following table outlines the incremental and annualized revenue excluding direct electric from leases that have been executed but have not billed as of December 31, 2016.

	2017	2018	Total
Incremental Revenue	$ 12,542	$ —	
Annualized Revenue	$ 28,100	$ —	$ 28,100

(1) CRSF is that portion of gross building area where customers locate their computer servers. One MW is equal to 1,000 kW.

(2) GAAP rent change compares the change in annualized base rent before and after the renewal. Cash rent change compares cash base rent at renewal execution to cash base rent at the start of the renewal period.

DUPONT FABROS TECHNOLOGY, INC.

Top 15 Customers
As of January 1, 2017

The following table presents our top 15 customers based on annualized monthly contractual base rent at our operating properties as of January 1, 2017:

	Customer	Number of Buildings	Number of Markets	Average Remaining Term	% of Annualized Base Rent (1)
1	Microsoft	9	3	6.7	25.4%
2	Facebook	4	1	3.9	20.2%
3	Fortune 25 Investment Grade-Rated Company	3	3	4.0	11.2%
4	Rackspace	3	2	8.6	9.0%
5	Fortune 500 leading Software as a Service (SaaS) Provider, Not Rated	4	2	6.5	8.0%
6	Yahoo! (2)	1	1	1.3	6.0%
7	Server Central	1	1	4.6	2.5%
8	Fortune 50 Investment Grade-Rated Company	2	1	3.9	1.9%
9	Dropbox	1	1	2.0	1.6%
10	IAC	1	1	2.3	1.5%
11	Symantec	2	1	2.5	1.3%
12	GoDaddy	1	1	9.8	1.1%
13	UBS	1	1	8.5	1.0%
14	Anexio	3	1	7.0	1.0%
15	Sanofi Aventis	2	1	4.5	0.8%
Total					92.5%

(1) Annualized base rent represents monthly contractual base rent for commenced leases (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of January 1, 2017.
(2) Comprised of a lease at ACC4 that has been fully subleased to another DFT customer.

DUPONT FABROS TECHNOLOGY, INC.
Same Store Analysis
($ in thousands)

Same Store Properties	**Three Months Ended**					**Twelve Months Ended**		
	31-Dec-16	31-Dec-15	% Change	30-Sep-16	% Change	31-Dec-16	31-Dec-15	% Change
Revenue:								
Base rent	$ 82,003	$ 72,278	13.5 %	$ 80,466	1.9 %	$ 316,246	$ 284,854	11.0 %
Recoveries from tenants	42,559	33,901	25.5 %	42,011	1.3 %	159,492	130,155	22.5 %
Other revenues	604	425	42.1 %	573	5.4 %	2,031	1,560	30.2 %
Total revenues	125,166	106,604	17.4 %	123,050	1.7 %	477,769	416,569	14.7 %
Expenses:								
Property operating costs	38,647	32,031	20.7 %	37,351	3.5 %	143,804	117,850	22.0 %
Real estate taxes and insurance	3,861	3,891	(0.8)%	4,445	(13.1)%	17,069	17,416	(2.0)%
Other expenses	46	104	(55.8)%	49	(6.1)%	152	157	(3.2)%
Total expenses	42,554	36,026	18.1 %	41,845	1.7 %	161,025	135,423	18.9 %
Net operating income (1)	**82,612**	**70,578**	**17.1 %**	**81,205**	**1.7 %**	**316,744**	**281,146**	**12.7 %**
Straight-line revenues, net of reserve	1,920	1,349	42.3 %	794	N/M	2,259	9,674	N/M
Amortization of lease contracts above and below market value	(91)	(116)	(21.6)%	(98)	(7.1)%	(411)	(879)	(53.2)%
Cash net operating income (1)	**$ 84,441**	**$ 71,811**	**17.6 %**	**$ 81,901**	**3.1 %**	**$ 318,592**	**$ 289,941**	**9.9 %**

Note: Same Store Properties represent those properties placed into service on or before January 1, 2015 and excludes CH2. NJ1 is also excluded as it was sold in June 2016.

Same Store, Same Capital Properties	**Three Months Ended**					**Twelve Months Ended**		
	31-Dec-16	31-Dec-15	% Change	30-Sep-16	% Change	31-Dec-16	31-Dec-15	% Change
Revenue:								
Base rent	$ 60,554	$ 57,558	5.2 %	$ 60,388	0.3 %	$ 240,707	$ 236,400	1.8 %
Recoveries from tenants	29,119	24,943	16.7 %	29,024	0.3 %	110,559	98,627	12.1 %
Other revenues	409	362	13.0 %	380	7.6 %	1,501	1,369	9.6 %
Total revenues	90,082	82,863	8.7 %	89,792	0.3 %	352,767	336,396	4.9 %
Expenses:								
Property operating costs	26,608	23,453	13.5 %	26,300	1.2 %	100,584	89,346	12.6 %
Real estate taxes and insurance	2,265	2,226	1.8 %	2,700	(16.1)%	10,399	8,987	15.7 %
Other expenses	16	104	N/M	17	(5.9)%	68	133	(48.9)%
Total expenses	28,889	25,783	12.0 %	29,017	(0.4)%	111,051	98,466	12.8 %
Net operating income (1)	**61,193**	**57,080**	**7.2 %**	**60,775**	**0.7 %**	**241,716**	**237,930**	**1.6 %**
Straight-line revenues, net of reserve	3,273	3,812	(14.1)%	3,020	8.4 %	11,163	16,530	(32.5)%
Amortization of lease contracts above and below market value	(91)	(116)	(21.6)%	(98)	(7.1)%	(411)	(879)	(53.2)%
Cash net operating income (1)	**$ 64,375**	**$ 60,776**	**5.9 %**	**$ 63,697**	**1.1 %**	**$ 252,468**	**$ 253,581**	**(0.4)%**

Note: Same Store, Same Capital properties represent those properties placed into service on or before January 1, 2015 and have less than 10% of additional critical load developed after January 1, 2015. Excludes CH2, SC1 and ACC7. NJ1 is also excluded as it was sold in June 2016.

(1) See next page for a reconciliation of Net Operating Income and Cash Net Operating Income to GAAP measures.

Same Store Analysis - Reconciliations of Operating Income
to Net Operating Income and Cash Net Operating Income [1]
($ in thousands)

Reconciliation of Operating Income to Same Store Net Operating Income and Cash Net Operating Income

	Three Months Ended					Twelve Months Ended		
	31-Dec-16	31-Dec-15	% Change	30-Sep-16	% Change	31-Dec-16	31-Dec-15	% Change
Operating income (loss)	$ 56,386	$ (79,523)	N/M	$ 56,380	— %	$ 211,852	$ 39,575	N/M
Add-back (less): non-same store operating loss (income)	424	126,320	N/M	(418)	N/M	4,946	146,733	N/M
Same Store:								
Operating income	56,810	46,797	21.4 %	55,962	1.5 %	216,798	186,308	16.4 %
Depreciation and amortization	25,802	23,781	8.5 %	25,243	2.2 %	99,946	94,838	5.4 %
Net operating income	**82,612**	**70,578**	**17.1 %**	**81,205**	**1.7 %**	**316,744**	**281,146**	**12.7 %**
Straight-line revenues, net of reserve	1,920	1,349	42.3 %	794	N/M	2,259	9,674	N/M
Amortization of lease contracts above and below market value	(91)	(116)	(21.6)%	(98)	(7.1)%	(411)	(879)	(53.2)%
Cash net operating income	**$ 84,441**	**$ 71,811**	**17.6 %**	**$ 81,901**	**3.1 %**	**$ 318,592**	**$ 289,941**	**9.9 %**

Reconciliation of Operating Income to Same Store, Same Capital Net Operating Income and Cash Net Operating Income

	Three Months Ended					Twelve Months Ended		
	31-Dec-16	31-Dec-15	% Change	30-Sep-16	% Change	31-Dec-16	31-Dec-15	% Change
Operating income (loss)	$ 56,386	$ (79,523)	N/M	$ 56,380	— %	$ 211,852	$ 39,575	N/M
(Less) Add-back: non-same store operating (income) loss	(14,126)	117,744	N/M	(14,583)	(3.1)%	(45,963)	121,062	N/M
Same Store:								
Operating income	42,260	38,221	10.6 %	41,797	1.1 %	165,889	160,637	3.3 %
Depreciation and amortization	18,933	18,859	0.4 %	18,978	(0.2)%	75,827	77,293	(1.9)%
Net operating income	**61,193**	**57,080**	**7.2 %**	**60,775**	**0.7 %**	**241,716**	**237,930**	**1.6 %**
Straight-line revenues, net of reserve	3,273	3,812	(14.1)%	3,020	8.4 %	11,163	16,530	(32.5)%
Amortization of lease contracts above and below market value	(91)	(116)	(21.6)%	(98)	(7.1)%	(411)	(879)	(53.2)%
Cash net operating income	**$ 64,375**	**$ 60,776**	**5.9 %**	**$ 63,697**	**1.1 %**	**$ 252,468**	**$ 253,581**	**(0.4)%**

(1) Net Operating Income ("NOI") represents total revenues less property operating costs, real estate taxes and insurance, and other expenses (each as reflected in the consolidated statements of operations) for the properties included in the analysis. Cash Net Operating Income ("Cash NOI") is NOI less straight-line revenues, net of reserve and amortization of lease contracts above and below market value for the properties included in the analysis.

We use NOI and Cash NOI as supplemental performance measures because, in excluding depreciation and amortization, impairment charges on depreciable real estate assets and gains and losses from property dispositions, each provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. However, because NOI and Cash NOI exclude depreciation and amortization, impairment charges on depreciable real estate assets and gains and losses from property dispositions, and capture neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of NOI and Cash NOI as a measure of our performance is limited.

Other REITs may not calculate NOI and Cash NOI in the same manner we do and, accordingly, our NOI and Cash NOI may not be comparable to the NOI and Cash NOI of other REITs. NOI and Cash NOI should not be considered as an alternative to operating income (as computed in accordance with GAAP).

DUPONT FABROS TECHNOLOGY, INC.

Development Projects
As of December 31, 2016
($ in thousands)

Property	Property Location	Gross Building Area (1)	CRSF (2)	Critical Load MW (3)	Estimated Total Cost (4)	Construction in Progress & Land Held for Development (5)	CRSF % Pre-leased	Critical Load % Pre-leased
Current Development Projects								
ACC9 Phase I	Ashburn, VA	163,000	90,000	14.4	$126,000 - $130,000	$ 85,290	20%	20%
ACC9 Phase II	Ashburn, VA	163,000	90,000	14.4	126,000 - 130,000	61,740	—%	—%
CH3 Phase I	Elk Grove Village, IL	153,000	80,000	13.6	136,000 - 142,000	8,711	—%	—%
SC1 Phase III	Santa Clara, CA	111,000	64,000	16.0	160,000 - 165,000	88,836	100%	100%
TOR1 Phase IA	Vaughan, ON	108,000	43,000	6.0	58,000 - 64,000	7,868	—%	—%
		698,000	367,000	64.4	606,000 - 631,000	252,445		
Current Development Project - Shell Only								
ACC10	Ashburn, VA	270,000	130,000	27.0	64,000 - 70,000	9,215		
		270,000	130,000	27.0	64,000 - 70,000	9,215		
Future Development Projects/Phases								
CH3 Phase II	Elk Grove Village, IL	152,000	80,000	13.6	70,000 - 74,000	8,607		
TOR1 Phase IB	Vaughan, ON	206,000	82,000	12.0	82,000 - 90,000	15,736		
TOR1 Phase II	Vaughan, ON	286,000	114,000	16.5	22,770	22,770		
		644,000	276,000	42.1	174,770 - 186,770	47,113		
Land Held for Development (6)								
ACC8	Ashburn, VA	100,000	50,000	10.4		4,252		
ACC11	Ashburn, VA	150,000	80,000	16.0		4,779		
OR1	Hillsboro, OR	489,000	245,000	48.0		7,103		
OR2	Hillsboro, OR	489,000	245,000	48.0		6,076		
		1,228,000	620,000	122.4		22,210		
Total		2,840,000	1,393,000	255.9		$ 330,983		

(1) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(2) CRSF is that portion of gross building area where customers locate their computer servers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(3) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of MW or kW (1 MW is equal to 1,000 kW). The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(4) Current development projects include land, capitalization for construction and development and capitalized interest and operating carrying costs, as applicable, upon completion. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(5) Amount capitalized as of December 31, 2016. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(6) Amounts listed for gross building area, CRSF and critical load are current estimates.

DUPONT FABROS TECHNOLOGY, INC.

Debt Summary as of December 31, 2016
($ in thousands)

		December 31, 2016		
	Amounts (1)	% of Total	Rates	Maturities (years)
Secured	$ 111,250	9%	2.3%	1.2
Unsecured	1,150,926	91%	4.9%	5.1
Total	$ 1,262,176	100%	4.7%	4.8
Fixed Rate Debt:				
Unsecured Notes due 2021	$ 600,000	47%	5.9%	4.7
Unsecured Notes due 2023 (2)	250,000	20%	5.6%	6.5
Fixed Rate Debt	850,000	67%	5.8%	5.2
Floating Rate Debt:				
Unsecured Credit Facility	50,926	4%	2.4%	3.6
Unsecured Term Loan	250,000	20%	2.3%	5.1
ACC3 Term Loan	111,250	9%	2.3%	1.2
Floating Rate Debt	412,176	33%	2.3%	3.8
Total	$ 1,262,176	100%	4.7%	4.8

Note: We capitalized interest and deferred financing cost amortization of $2.8 million and $11.0 million during the three months and year ended December 31, 2016, respectively.

(1) Principal amounts exclude deferred financing costs.

(2) Principal amount excludes original issue discount of $1.7 million as of December 31, 2016.

Debt Principal Repayments as of December 31, 2016
($ in thousands)

Year	Fixed Rate (1)	Floating Rate (1)	Total (1)	% of Total	Rates
2017	—	8,750 (4)	8,750	0.7%	2.3%
2018	—	102,500 (4)	102,500	8.1%	2.3%
2019	—	—	—	—%	—%
2020	—	50,926 (5)	50,926	4.1%	2.4%
2021	600,000 (2)	—	600,000	47.5%	5.9%
2022	—	250,000 (6)	250,000	19.8%	2.3%
2023	250,000 (3)	—	250,000	19.8%	5.6%
Total	$ 850,000	$ 412,176	$ 1,262,176	100.0%	4.7%

(1) Principal amounts exclude deferred financing costs.

(2) The 5.875% Unsecured Notes due 2021 mature on September 15, 2021.

(3) The 5.625% Unsecured Notes due 2023 mature on June 15, 2023. Principal amount excludes original issue discount of $1.7 million as of December 31, 2016.

(4) The ACC3 Term Loan matures on March 27, 2018 with no extension option. Quarterly principal payments of $1.25 million began on April 1, 2016, increase to $2.5 million on April 1, 2017 and continue through maturity.

(5) The Unsecured Credit Facility matures on July 25, 2020 with a one-year extension option.

(6) The Unsecured Term Loan matures on January 21, 2022 with no extension option.

DUPONT FABROS TECHNOLOGY, INC.

Selected Unsecured Debt Metrics[1]

	12/31/16	12/31/15
Interest Coverage Ratio (not less than 2.0)	5.4	4.8
Total Debt to Gross Asset Value (not to exceed 60%)	34.0%	35.9%
Secured Debt to Total Assets (not to exceed 40%)	3.0%	3.4%
Total Unsecured Assets to Unsecured Debt (not less than 150%)	231%	245%

(1) These selected metrics relate to DuPont Fabros Technology, LP's outstanding unsecured notes. DuPont Fabros Technology, Inc. is the general partner of DuPont Fabros Technology, LP.

Capital Structure as of December 31, 2016
(in thousands except per share data)

Line of Credit			$ 50,926	
Mortgage Notes Payable			111,250	
Unsecured Term Loan			250,000	
Unsecured Notes			850,000	
Total Debt			1,262,176	23.4%
Common Shares	85%	75,915		
Operating Partnership ("OP") Units	15%	13,456		
Total Shares and Units	100%	89,371		
Common Share Price at December 31, 2016		$ 43.93		
Common Share and OP Unit Capitalization			$ 3,926,068	
Preferred Stock ($25 per share liquidation preference)			201,250	
Total Equity			4,127,318	76.6%
Total Market Capitalization			$ 5,389,494	100.0%

DUPONT FABROS TECHNOLOGY, INC.

Common Share and OP Unit
Weighted Average Amounts Outstanding

	Q4 2016	Q4 2015	2016	2015
Weighted Average Amounts Outstanding for EPS Purposes:				
Common Shares - basic	75,356,853	65,164,060	73,003,164	65,184,013
Effect of dilutive securities	765,728	—	835,872	—
Common Shares - diluted	76,122,581	65,164,060	73,839,036	65,184,013
Weighted Average Amounts Outstanding for FFO, Normalized FFO and AFFO Purposes:				
Common Shares - basic	75,356,853	65,164,060	73,003,164	65,184,013
OP Units - basic	13,693,015	15,402,191	14,281,400	15,415,186
Total Common Shares and OP Units	89,049,868	80,566,251	87,284,564	80,599,199
Effect of dilutive securities	927,721	803,507	1,003,945	815,565
Common Shares and Units - diluted	89,977,589	81,369,758	88,288,509	81,414,764
Period Ending Amounts Outstanding:				
Common Shares	75,914,763			
OP Units	13,455,515			
Total Common Shares and Units	89,370,278			

DUPONT FABROS TECHNOLOGY, INC.

2017 Guidance

The earnings guidance/projections provided below are based on current expectations and are forward-looking.

	Expected Q1 2017 per share	Expected 2017 per share
Net income per common share and common unit - diluted	$0.45 to $0.47	$1.75 to $1.95
Depreciation and amortization, net	0.31	1.25
NAREIT FFO per common share and common unit - diluted (1)	$0.76 to $0.78	$3.00 to $3.20
Normalized FFO per common share and common unit - diluted (1)	$0.76 to $0.78	$3.00 to $3.20
Straight-line revenues, net of reserve	0.01	0.06
Amortization of lease contracts above and below market value	—	—
Compensation paid with Company common shares	0.03	0.10
Non real estate depreciation and amortization	—	0.01
Amortization of deferred financing costs	0.01	0.04
Improvements to real estate	(0.01)	(0.05)
Capitalized leasing commissions	(0.01)	(0.05)

2017 Debt Assumptions

Weighted average debt outstanding	$1,542.0 million
Weighted average interest rate (one-month LIBOR avg. 1.03%, one-month CDOR avg. 0.97%)	4.88%
Total interest costs	$75.3 million
Amortization of deferred financing costs	4.9 million
Interest expense capitalized	(18.7) million
Deferred financing costs amortization capitalized	(1.3) million
Total interest expense after capitalization	$60.2 million

2017 Other Guidance Assumptions

Total revenues	$565 to $585 million
Base rent (included in total revenues)	$375 to $385 million
General and administrative expense	$26 to $27 million
Investments in real estate - development (2)	$600 to $650 million
Improvements to real estate excluding development	$5 million
Preferred stock dividends	$13 million
Annualized common stock dividend	$2.00 per share
Weighted average common shares and OP units - diluted	90 million
Acquisitions of income producing properties	No amounts budgeted

(1) For information regarding NAREIT FFO and Normalized FFO, see "Reconciliations of Net Income to FFO, Normalized FFO and AFFO" in this earnings release.

(2) Represents cash spend expected in 2017 for ACC9 Phases I and II, ACC10 shell, CH3 Phase I, SC1 Phase III and TOR1 Phase 1A, which are currently in development and OR1, which is a planned future development that requires board approval.